ADAMAS PHARMACEUTICALS, INC.
1900 Powell Street, Suite 1000
Emeryville, CA 94608
(510) 450-3500

November 25, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ada D. Sarmento
Joe McCann

RE:	Adamas Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-234570
Ladies and Gentlemen:
Adamas Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 2, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,
Adamas Pharmaceuticals, Inc.

By: /s/ Christopher B. Prentiss
Christopher B. Prentiss
Chief Financial Officer